SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                             ROBOGROUP'S T.E.K LTD.

6-K Items

     1. RoboGroup T.E.K Ltd. Immediate Disclosure - Convening of Annual General Meeting.

Securities Authority      Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.    54 Ahad Haam St.                Registrar of Companies
Jerusalem                 Tel Aviv                        97 Jaffa Rd.
By fax: 02-6513940        By fax: 03-5105379              Jerusalem


Dear Sirs,

           Immediate Disclosure - Convening of Annual General Meeting

         Notice is hereby given that on Tuesday, December 10, 2002 at 10:00, an annual general meeting (the "Meeting") of RoboGroup's T.E.K Ltd. (the "Company") shareholders will be held in the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach. On the agenda of the Meeting will be proposals as set forth below:


1.       Election of the Board of Directors of the Company.

                  The Board of Directors recommends the reelection of Merss. Gideon Missulawin, Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Menachem Zenziper, Arie Kraus and Alex Tal as the directors of the Company for terms expiring in 2003, in addition to the outside directors, Ms. Tami Gotlieb and Mr. Amiram Dagan, who will continue in office according to the Companies Law.

2.       Approval of the payment of bonuses to two of the Company's directors.

                  It is proposed that shareholders approve the decisions of our Audit Committee and Board Of Directors to pay a bonus of $50,000, to Mr. Noam Kra-Oz, a director and an officer of the Company, and a bonus of $30,000 to Mr. Haim Schliefer, a director and an officer of the Company.

                  These bonuses are proposed in connection with the success of our e-learning project that is under the management of Merss. Kra-Oz and Schliefer.

                  The payments will be made in installments in accordance with the payments receivable from the client.

                  The Board of Directors recommends a vote FOR the proposal.

3. Approval of an option plan for directors of the Company and option plans for employees of the Company and its subsidiaries.

                  The option plan for the Company's directors will be specified in a separate immediate disclosure in accordance to the Securities Regulations (Private offer of securities in a registered Company), 2000 and in accordance to the Securities Regulations (a Transaction between a Company and its control holders), (the "Control Regulations"). The option plan for the employee's of the Company and its Israeli subsidiaries will be specified in a separate immediate disclosure in accordance to the Securities Regulations (Details of a Securities Offer to Employees), 2000. In addition, the option plan for the non-Israeli employees of the Company's subsidiaries will be specified in accordance with the US laws requirements.


                  The Directors Plan and the two employee plans are submitted for shareholders' approval at the Meeting as one resolution. Approval may not be granted to one plan without the approval of the others.


                  The Board of Directors recommends a vote FOR the proposal.


4.       Approval of the execution of Indemnification and Release Agreements.


                  The terms of the indemnification and release agreements, with our directors and officers and any other details required for such proposal, will be specified in the above-mentioned immediate disclosure in accordance to the Control Regulations.


         The Board of Directors recommends a vote FOR the proposal.

5. Appointment of the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company and authorization of the Board of Directors to determine their fees.

                  The Board of Directors recommends a vote FOR the proposal.


6. Consideration of the Director's Report and Consolidated Financial Statement of the Company for December 31, 2001.

         The majority required to approve the proposals:

     a. An affirmative majority of the votes cast is required to approve each of proposals 1, 2, and 5.

     b. Proposals 3 and 4 require either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that at least one third of the non-interested shareholders with respect to each proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our Company.

Those entitled to vote at the Meeting

         Those entitled to participate and vote at the Meeting of the Company or at an adjourned meeting will be shareholders of the Company who will be registered in the members' register of the Company at the end of the business day on November 8, 2002 (the "Record Date") and who will be present at the Meeting or by means of proxy, according to the provisions of the Company's Articles.

         In accordance with the Companies Regulations (Proof of share ownership for voting in a general meeting) 2000, a person who has a registered right for a share at a stock exchange member and such share is included in the shares registration of a registration company, will provide the company, in order to proof his ownership of a share for voting in a general meeting, with a confirmation from the stock exchange member who is holding the registration of such right, indicating the right of such shareholder for the Record Date.

         A holder of an ordinary share is entitled to be present and vote at the Meeting, as well as to nominate a proxy to be present and vote on his behalf. A proxy must be deposited at least 48 hours before the Meeting at the Company's offices or at the American Stock Transfer & Trust Company at 6201 15th Avenue, Brooklyn, NY 11219.

         A holder of an ordinary share that is registered in Israel who is entitled to be present and vote at the Meeting is also entitled to vote by means of a proxy card, subject to providing proof about his or her ownership of such share(s).

Legal Quorum and Adjourned Meeting

         No Discussion will begin at the Meeting unless a legal quorum is present. Two members present in person or by proxy, holding at least a third of the voting rights of the Company will be a legal quorum.

         If a legal quorum will not be present half an hour after the time set for the Meeting, the Meeting will be automatically adjourned in one week for the same day, time and place, and the adjourned meeting will discuss the same issues for which the Meeting was called. If a legal quorum will not be present at the adjourned meeting - then two members present in person or by proxy will establish a legal quorum.

Examination of Documents

         It will be possible to examine the complete text of the proposals on the agenda of the Meeting as well as an outline of the option plans for employees as specified in paragraph 3 above, upon prior coordination with the Company's Secretary, in the Company's offices, Sunday through Thursday between 9:00 and 17:00, until the date of the Meeting.

RoboGroup T.E.K. Ltd.

Signed by: Ophra Levy-Mildworth
Corporate Secretary
Date of Signature: As of November 13, 2002


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     ROBOGROUP T.E.K. LTD.
                                                     ----------------------
                                                           (Registrant)




                                                     By: /s/ Rafael Aravot
                                                        ----------------------
                                                        Rafael Aravot
                                                        Chief Executive Officer


Date: November 12, 2002